Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the six months
	ended December 31,
(in thousands, except ratio)	2005	2004
Consolidated pretax income from continuing operations	$76,439	$54,248

Interest portion of rental expense	2,605	2,270

Earnings	$79,044	$56,518

Fixed charges, being interest portion of rental expense	$2,605	$2,270

Ratio of Earnings to Fixed Charges	30.3	24.9